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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

March 5, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of a new portfolio of the Fund, Global Multi-Asset Income Portfolio (the “Portfolio”), filed with the Commission on December 19, 2014.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 127 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 4, 2015.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                                     This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please note that the following comments apply to the multiclass prospectus (i.e., Class A, Class I and Class L), and that conforming changes, if any, should be made to the Class IS prospectus accordingly.

Response 2.                                     We note that the comments to the registration statement apply to each prospectus (i.e., multiclass (Classes A, I and L) and Class IS), as applicable, and conforming changes, if any, will be made accordingly.

COMMENTS TO THE PROSPECTUS

Comment 3.                            In the Portfolio’s investment objective, please delete “to seek” from the phrase “seeks to maximize current income and to seek capital appreciation over time.”

Response 3.                                     We respectfully acknowledge your comment; however, we have revised the Portfolio’s investment objective to state the following: “The Global Multi-Asset Income Portfolio’s investment objective is to maximize current income and to seek capital appreciation over time.”

Comment 4.                            Please confirm supplementally that the fee waiver and/or expense reimbursement reflected in the fee table is contractual and will extend for at least one year from the date of the registration statement.  In addition, please supplementally explain what forms the basis for the fee waiver and/or expense reimbursement agreement.

Response 4.                                     The Registrant hereby confirms that the fee waiver and/or expense reimbursement reflected in the fee table is contractual (i.e., not voluntary).  In addition, consistent with Instruction 3(e) to Item 3 of Form N-1A, the Registrant hereby confirms that the fee waiver and/or expense reimbursement will extend for at least one year from the effective date of the Registrant’s registration statement, unless sooner discontinued by the Registrant’s Board of Trustees.  The terms of the fee waiver and/or expense reimbursement are memorialized in a resolution adopted by the Board of Trustees at a meeting.  The provisions of the fee waiver and/or expense reimbursement are set forth in the registration statement, including the “Fund Management — Advisory Fees” section of the prospectus.

Comment 5.                            Please confirm supplementally that the fee waiver arrangements for the Portfolio are reflected in the example only in the period(s) for which the fee waiver arrangements are expected to continue.

Response 5.                                    We confirm that the fee waivers are reflected in the example for those periods for which the fee waivers are expected to continue.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  MSIM, the investment adviser to the Portfolio, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Registrant’s Board of Trustees.

Comment 6.                            Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 6.                                     There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.                            Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.  Please disclose this in the Principal Investment Strategy section.

Response 7.                                     We confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world.

Comment 8.                            In the section of the Prospectus entitled “Portfolio Summary—Global Multi-Asset Income Portfolio—Principal Investment Strategies,” please tailor the types of equity securities disclosed to reflect the types of equity securities in which the Fund expects to invest.

Response 8.                                     We respectfully acknowledge your comment; however, we believe that the current disclosure stating that “[e]quity securities may include common and preferred stocks, depositary receipts, convertible securities, equity-linked securities, real estate investment trusts (“REITs”), rights and warrants to purchase equity securities and limited partnership interests” reflects the types of equity securities in which the Portfolio expects to invest under varying market conditions.

Comment 9.                            Please explain supplementally the Portfolio’s asset segregation policies with respect to the Portfolio’s writing options.

Response 9.                                     We hereby confirm that the Portfolio will segregate assets in an amount sufficient to comply with applicable SEC guidelines. Pursuant to current Staff guidance, financial instruments that involve the Portfolio’s obligation to make future payments to third-parties will not be deemed to be creating any “senior security” provided that the Portfolio “covers” its obligations. The Staff’s position is that in general, the cover required for derivative instruments is the notional amount less margin posted by the Portfolio.  The Portfolio is deemed to have covered its obligations involving such a financial instrument when the Portfolio enters into an offsetting financial position, or segregates liquid assets (such as cash, cash equivalents or other liquid portfolio securities) equal to the Portfolio’s exposure relating to the financial instrument, as determined on a daily basis.  With respect to written put options, the Portfolio will segregate liquid assets in an amount equal to the market value of the exercise price (less any margin deposit).  With respect to written call options, the Portfolio will segregate liquid assets in amount equal to the market value of the underlying instrument (less any margin deposit) of the call option.  Should segregated assets decline in value, the Portfolio will segregate additional assets or reduce its position in the option.  The Portfolio will segregate the assets through appropriate notation on the books of the Portfolio or the Portfolio’s custodian.

Comment 10.                     In the fifth paragraph of the “Details of the Portfolio—Principal Risks” section please state that high yield securities are also known as “junk bonds.”

Response 10.                              The disclosure has been revised accordingly.

Comment 11.                     Please consider expanding the Portfolio’s “Fixed Income Securities” risk factor to address the possibility of heightened volatility and reduced liquidity in the fixed income markets (see generally IM Guidance Update No. 2014-1 (January 2014)).

Response 11.                              We have expanded the risk disclosure to address the possibility of heightened volatility and reduced liquidity in the fixed income markets.

Comment 12.                     Please revise the last paragraph in the “Details of the Portfolio—Process” section to state that the Portfolio may write call options and/or put options on equity securities in the Portfolio’s portfolio.

Response 12.                              We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.  The Adviser anticipates that it will generally seek to write put and call option on broad-based equity securities indices.  We note that the Portfolio discloses that it may write call options and/or put on equity securities in the Portfolio’s portfolio in the “Portfolio Summary—Global Multi-Asset Income Portfolio—Principal Investment Strategies” and “Details of the Portfolio—Approach” sections of the prospectus.

Comment 13.                     In the section entitled “Portfolio Summary—Global Multi-Asset Income Portfolio—Principal Investment Strategies,” please state that the options written by the Portfolio may be traded on either U.S. or foreign exchanges or over-the-counter.

Response 13.                              The disclosure has been revised accordingly.

Comment 14.                     In the section entitled “Details of the Portfolio—Duration,” please consider providing an example to clarify the concept of duration.  For example, consider providing an example that show what the effect of a 1% increase in interest rates would have on a debt security with a particular duration.

Response 14.                              The disclosure has been revised accordingly.

Comment 15.                     The section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Foreign Securities,” the Portfolio states that “[i]n connection with its foreign securities, the Portfolio may enter into contracts with banks, brokers or dealers to purchase or sell securities or foreign currencies at a future date.”  To the extent this is part of the Portfolio’s principal investment strategy, please add appropriate disclosure to the “Portfolio Summary—Global Multi-Asset Income Portfolio—Principal Investment Strategies” section of the Prospectus.

Response 15.                              We respectfully acknowledge your comment; however, we note that the Portfolio’s use of foreign currency forward exchange contracts is discussed in the principal investment strategies and principal risks sections of the Prospectus.

Comment 16.                     Please supplementally confirm that the Registrant has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 16.                              We confirm that the Registrant has considered and determined that the Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 17.                     The Fund discloses that it has adopted a formal, written Audit Committee Charter.  Please disclose where shareholders may locate the Audit Committee Charter.

Response 17.                              We respectfully acknowledge your comment; however, the requested disclosure is not required by Form N-1A.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward J. Meehan, Jr. of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:                                Edward J. Meehan, Jr.

Joseph C. Benedetti, Esq.